SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 29, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒   Form 40-F   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐   No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1) The Press Release issued on June 29, 2007.

Amsterdam, 29 June 2007
ING sells Belgian Broker and Employee Benefits insurance business to P&V Verzekeringen
ING announced today that it has reached an agreement with P&V Verzekeringen to sell its Belgian Broker and Employee Benefits insurance business for EUR 750 million. The sale is part of ING’s strategy to rationalise in its mature markets and allocate capital to those businesses where it can generate the highest growth and returns.
As previously announced on 19 January 2007, the sale follows a strategic review of ING’s Belgian insurance activities and will allow ING Belgium to focus on the distribution of its life and non life insurance products through its retail banking channels (ING and Record Bank).
For ING Group, the intended transaction is expected to result in a net profit of about EUR 425 million and an improvement of 133 basis points of the debt/equity ratio of ING Group.
ING Insurance Belgium had a total premium income of EUR 1,650 million in 2006 of which EUR 699 million was generated through its Broker and Employee Benefits insurance business. The Brokers and Employee Benefits business employs about 840 employees.
The transaction is subject to regulatory review and advice of the works council and is expected to be closed and booked in the second half of 2007.

Press enquiries: ING Group
Nanne Bos, +31 (0) 20 541 6516, nanne.bos@ing.com
Louise van Heel, +32 (0) 2 547 2449, louise.vanheel@ing.be
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s /C. Blokbergen
C. Blokbergen
Corporate Legal Department Head Legal Department

Dated: June 29, 2007